American Funds Corporate Bond Fund
6455 Irvine Center Drive
Irvine, CA 92618

November 16, 2012

John Grzeskiewicz
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	American Funds Corporate Bond Fund (the “Fund”)
File Nos. 333-183929 and 811-22744

Dear Mr. Grzeskiewicz:

In response to your comment letter, dated October 16, 2012, to the Fund’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act.  We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below.  The Amendment reflects additional information that was not contained in the initial Registration Statement.

General Comments

1.	Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

Response:  The Fund has not submitted and does not expect to submit any exemptive application or no-action request in connection with the registration of its shares.

2.
Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the “1933 Act”).  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:  We acknowledge the comment and note that we have considered Rule 421 when reviewing the existing disclosure and formulating our responses to your comments.

3.	All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response:  We acknowledge our obligations under Rule 17g-1(g).

4.
We note that portions of the disclosure have been left blank.  We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response:  As mentioned above, the Amendment contains additional information that was not included in the initial Registration Statement.  We note your comment and acknowledge that you may have additional comments.

Prospectus

Fees and Expenses of the Fund

5.	Please confirm in your response letter to these comments that there will be no “Acquired Fund Fees and Expenses.”

Response:  We confirm that there will be no “Acquired Fund Fees and Expenses.”

6.
Please confirm that the expense reimbursement arrangement will be in effect for no less than one year from the effective date of the Fund’s registration statement.  If the adviser may recoup previously reimbursed expenses, add the appropriate disclosure in the footnote.

Response:  We confirm that the expense reimbursement arrangement will be in effect for at least one year from the effective date of the Fund’s Registration Statement and that there will be no recoupment of previously reimbursed expenses. We note that the expense reimbursement arrangement is not in writing and, as such, will not be filed as an exhibit to the Registration Statement.

Principal Investment Strategies

7.
Please clarify whether the quality ratings of requirements also apply to debt securities issued by the United States government.  Please disclose what the Fund will do if the ratings agencies downgrade U.S. government securities below the Fund’s quality requirements.  In the alternative, explain in your response letter why the Fund and its adviser consider this possibility too remote to warrant prospectus disclosure.

Response:  We have added disclosure to the prospectus to indicate that the Fund may invest in securities guaranteed or sponsored by the U.S. government without regard to the quality rating assigned to the U.S. government by the rating agencies.

8.	Please confirm that the Fund will not invest in derivatives.

Response:  We confirm that the Fund does not presently intend to invest in derivatives to a material extent; however, we note that the Fund may enter into interest rate swaps, as is disclosed in the statement of additional information.  To the extent the Fund intends on investing in other derivatives or derivative-type instruments in the future, we will add appropriate disclosure.

9.
The fourth paragraph in this section refers to “portfolio counselors.”  Please change this to “portfolio managers” as that is in more common use in the mutual fund industry and conforms to the terminology used in Item 5 of Form N-1A.

Response:  We have considered your comment but do not believe that the term “portfolio counselors” is substantively different from the term “portfolio managers,” and we believe that Form N-1A allows the flexibility to use this language.  Additionally, the fourth paragraph in this section clearly describes the role of portfolio counselors in “managing” the Fund’s assets and further provides that the portfolio of the Fund “is divided into segments managed by individual counselors” (emphasis added).

Principal Risks

10.	Please consider adding a discussion of the risk of relying on the quality ratings of rating agencies in light of their recent well-publicized failures (e.g., banks and mortgage-backed securities).

Response:  We have added disclosure to the prospectus to address this comment.

Portfolio Counselors

11.	See Comment 9.

Response: See response to Comment 9 above.  Further, we note that the section captioned “Portfolio counselors” specifically explains that the portfolio counselors are those “individuals primarily responsible for the portfolio management” of the Fund (emphasis added).

Frequent trading of fund shares

12.
Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with specificity.  (Emphasis added).  For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.  Please revise the disclosure, as appropriate.

Response:  While we describe our surveillance procedures in general terms, we do specifically indicate in connection with our description of the “purchase blocking policy” the types of transactions that will be prohibited.  For example, the disclosure indicates that redemptions of shares from the Fund having a value of $5,000 or more will trigger the policy, preventing subsequent investments for 30 calendar days.

Statement of Additional Information

Description of certain securities and investment techniques

13.
Some investments and practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:  We have expanded the prospectus disclosure for the Fund to more fully describe the material strategies the Fund will employ and believe the descriptions in this section remain appropriate in light of those revisions.

Fund Policies

14.	Please add a non-fundamental policy of not investing more than 15% of a Fund’s assets in illiquid investments.

Response:  The Fund will comply with the requirements under the 1940 Act, including limitations on investments in illiquid securities.

Management of the Fund

Board of trustees and officers

15.	The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

Response:  We acknowledge the comment and confirm that this information will be furnished in a subsequent pre-effective amendment.

Finally, as requested, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Fund’s Registration Statement effective, the Commission shall not be foreclosed from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Fund may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We hope to have the Fund’s Registration Statement declared effective by December 14, 2012.  As such, we would greatly appreciate your comments to the Amendment as soon as possible.  We look forward to your response to this letter and the Amendment.

If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub
Counsel